UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2007

Commission File Number 000-50112

Pan American Gold Corporation

(Translation of registrant's name into English)

Suite 501, 1540 West 2nd Avenue, Vancouver, British Columbia V6J 1H2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

PAN AMERICAN GOLD CORPORATION

501-1540 West 2nd Avenue

Vancouver, BC V6J 1H2

Tel: 604.374.0870 Fax: 604.738.3912

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual and special general meeting (the “Meeting”) of Pan American Gold Corporation (the “Company”) will be held at the offices of the Company’s solicitors, Clark Wilson LLP, 8th Floor, 885 West Georgia Street, Vancouver, British Columbia, on Wednesday, the 27th day of June, 2007 at 11:00 a.m. (Vancouver time) to transact the usual business of an annual general meeting and for the following purposes:

1.	To receive the financial statements of the Company, together with the auditor’s report thereon, for the fiscal year ended December 31, 2006;
2.	To set the number of directors at three (3);
3.	To elect Steve Bajic, Giovanni Lopez and Denny Roman as directors of the Company, to hold office until the next annual general meeting of the Company;
4.	To appoint Manning Elliot LLP, Chartered Accountants, as auditor of the Company for the fiscal year ended December 31, 2007;
5.	To authorize the directors to fix the remuneration to be paid to Manning Elliot LLP, Chartered Accountants, as auditor of the Company;
6.	To ratify the Company’s 2006 Stock Option Plan;
7.	To pass a special resolution consolidating the Company’s shares on a thirty-five (35) for 1 basis; and
8.	To transact such further or other business as may properly come before the Meeting and any adjournment or adjournments thereof.

An Information Circular and Form of Proxy accompany this Notice of Annual and Special General Meeting. These documents provide additional information relating to the matters to be dealt with at the Meeting and form part of this Notice of Annual and Special General Meeting.

The share transfer books of the Company will not be closed, but the Company’s Board of Directors has fixed May 28, 2007 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose. If you receive more than one Form of Proxy because you own shares registered in different names or addresses, each Form of Proxy should be completed and returned. The completed form of proxy must be received by the Company or by Pacific Corporate Trust Company by mail or by fax, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or an adjournment of the Meeting.

Please advise the Company of any change in your address.

DATED at Vancouver, British Columbia, this 30th day of May, 2007.

By Order of the Board of

PAN AMERICAN GOLD CORPORATION

/s/ Steve Bajic

STEVE BAJIC
President, Chief Executive Officer and Director

PAN AMERICAN GOLD CORPORATION

501-1540 West 2nd Avenue

Vancouver, BC V6J 1H2

Tel: 604.288.8376 Fax: 604.662.7950

INFORMATION CIRCULAR

(As at May 30, 2007 except as indicated)

Introduction

This Information Circular is furnished to the holders (the “Shareholders”) of common shares (the “Shares”) of Pan American Gold Corporation (the “Company”) in connection with the solicitation by the management of the Company of proxies to be voted at the annual and special general meeting (the “Meeting”) of t he Shareholders to be held on Wednesday, June 27, 2007 at 11:00 a.m. (Vancouver time) at Clark Wilson LLP, 800 – 885 West Georgia Street, Vancouver, British Columbia.

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, regular officers and employees of the Company. The Company does not reimburse Shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold Shares in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

Voting And Revocability Of Proxy

Registered Shareholders are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each Share that such Shareholder holds on the Record Date on the resolutions to be acted upon at the Meeting and any other matter to come before the Meeting.

The persons named as proxyholders (the “designated persons”) in the enclosed Form of Proxy were designated by directors of the Company. A shareholder has the right to appoint a person or corporation (who need not be a shareholder) to attend and act for and on behalf of that shareholder at the meeting, other than the designated persons in the enclosed form of proxy. To exercise this right, the shareholder may do so by striking out the printed names and inserting the name of such other person and, if desired, an alternate to such person in the blank space provided in the form.

In order to be voted, the completed Form of Proxy must be received by the Company or by Pacific Corporate Trust Company by mail or by fax, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or an adjournment of the Meeting.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder’s attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact for, the corporation. If a Form of Proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarial copy thereof, should accompany the Form of Proxy.

A Shareholder who has given a proxy may revoke it at any time, before it is exercised, by an instrument in writing: (a) executed by that Shareholder or by that Shareholder’s attorney-in-fact authorized in writing or, where that Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at Suite 501-1540 West 2nd Avenue, Vancouver, British Columbia, V6J 1H2 (Attention: Steve Bajic) at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof; or (iii) in any other manner provided by law. Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

In absence of any instructions, the designated persons or other proxy agent named on the proxy will cast the shareholder’s votes on any poll (ballot) for the approval of all the matters in the items set out in the proxy form and in favor of each of the nominees named therein for election as directors.

Shares represented by a Shareholder’s Form of Proxy will be voted or withheld from voting in accordance with instructions of the Shareholder on any ballot that may be called for and that, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knew of no such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from or withholding of the voting of Shares on any matter, the shares which are the subject of the abstention or withholding (“non-voted shares”) will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

No person has been authorized to give any information or to make any representation other than those contained in this Information Circular in connection with the solicitation of proxies and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

Advice To Beneficial Holders Of Common Shares

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder’s name on the records of the Company. Such Shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many United States brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Beneficial Shareholders should ensure that instructions respecting the voting of their Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the Form of Proxy provided to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services (“ADP”) in the United States and Independent Investor Communications Company (“IICC”) in Canada. ADP and IICC typically apply a special sticker to proxy forms, mail those forms to the Beneficial Shareholders. Beneficial Shareholders should return the proxy forms to ADP for the United States and IICC for Canada. ADP and IICC then tabulate the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder receiving an ADP proxy or IICC proxy cannot use that proxy to vote Shares directly at the Meeting – the proxy must be returned to ADP or IICC, as the case may be, well in advance of the Meeting to have Shares voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her Shares.

INTEREST OF CERTAIN PERSONS OR COMPANIES

IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no director or executive officer of the Company, who was a director or executive officer since the beginning of the Company’s last financial year, no proposed nominee for election as a director, or any associate or affiliates of any such directors or officers, has any material interest, direct or indirect, by way of beneficial ownership of Shares or other securities in the Company or otherwise, in any matter to be aced upon at the Meeting, other than the election of directors or the appointment of auditors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preference shares, of which 36,041,298 Shares are issued and outstanding and no preference shares are issued and outstanding as of May 28, 2007.

Only the holders of Shares of record on May 28, 2007 will be entitled to vote at the Meeting and such holders are entitled to one vote for each Share held.

To the knowledge of the directors and senior officers of the Company, no persons beneficially own Shares carrying more than 10% of the voting rights attached to all Shares of the Company.

NUMBER OF DIRECTORS

The Articles of the Company provide for a Board of Directors of no fewer than three directors and no greater than fifteen directors or such number as is determined, from time to time, by the Board.

At the Meeting, Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company for the ensuing year at 3. The number of directors will be approved if the affirmative vote of the majority of Common Shares present or represented by proxy at the Meeting and entitled to vote are voted in favour to set the number of directors at three.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed Form of Proxy will be voted for the nominees listed in the Form of Proxy, all of whom are presently members of the Board of Directors.

Management of the Company proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Country of Ordinary Residence and Position Held with the Company (1)	Principal Occupation or Employment and, if not an Elected Director, Occupation During the Past Five Years (1)	Approx. No. of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed (2)	Date on which the Nominee became a Director of the Company
Steve Bajic(3) British Columbia, Canada President, Chief Executive Officer and Director

Since 1996, Mr. Bajic has been President of LF Ventures Inc., a private company which offers financial and business services to public and private companies. Mr. Bajic obtained a financial management diploma majoring in finance from the British Columbia Institute of Technology. Since October 1999, Mr. Bajic has been VP Investor Relations of Cassidy Gold Corp., a TSX Venture-listed resource exploration company. Additionally, since 1999, Mr. Bajic was President, Chief Executive Officer and director of four venture capital pool companies that completed qualifying transactions. Mr. Bajic currently serves as a director of Navasota Resources Ltd., a company listed on the TSX Venture Exchange and as a director and Chief Financial Officer of Providence Capital Corp. a capital pool company listed on the TSX-V.

		150,000	March 20, 2006
Giovanni Lopez(3) British Columbia, Canada Director	Mr. Lopez has been mortgage consultant with Ambro & Associates since 1994 and has also run his own small business designing direct mail campaigns; and coordinating focus groups and trade show presentations. Mr. Lopez holds an English degree from the University of British Columbia.	-	October 6, 2006

Denny Roman(3) British Columbia, Canada Director	Mr. Roman has over 12 years of business experience. After three years in the pension consulting field, Mr. Roman spent eight years with a leading Canadian investment management company in business development and securities research. Currently Mr. Roman is an independent business owner. Mr. Roman is a CFA charter holder and has completed a Bachelor of Commerce degree from the University of British Columbia with a specialization in finance.	-	Director Nominee

(1)	The information as to country or residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective nominees.

(2)

The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective nominees as at May 30, 2007.

(3)	Member of the Audit Committee.

Management does not contemplate that any of its nominees will be unable to serve as directors. If any vacancies occur in the slate of nominees listed above before the Meeting, then the Designated Persons intend to exercise discretionary authority to vote the Common Shares represented by proxy for the election of any other persons as directors.

STATEMENT OF EXECUTIVE COMPENSATION

Particulars of compensation paid to:

(a)	the Company’s Chief Executive Officer (“CEO”);
(b)	the Company’s Chief Financial Officer (“CFO”);
(c)

each of the Company’s three most highly compensated executive officers, other that the CEO and the CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000 per year; or

(d)

any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year;

(each, a “Named Executive Officer”) is set out in the summary compensation table:

SUMMARY COMPENSATION TABLE
		Annual Compensation			Long Term Compensation
					Awards (1)		Payouts
Name and Principal Position	Year	Salary	Bonus	Other Annual Compen-sation (2)	Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compen-sation
Steve Bajic(3) President & CEO	2006 2005 2004	Nil N/A N/A	Nil N/A N/A	$40,777(12) N/A N/A	500,000 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A
Martin Bajic(4) CFO	2006 2005 2004	Nil N/A N/A	Nil N/A N/A	$5,815 N/A N/A	200,000 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A

Richard Bachman(5) Former President and CEO	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	Nil $95,346(6) $59,561	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Michael Sweatman(8) Former CFO	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	$22,349(9) $21,725 $32,069	Nil Nil 100,000(7)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Gregory Burnett(10) Former President and CEO	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	$6,849 $29,074(11) $43,315	Nil Nil 200,000(7)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

The Company has not granted any restricted shares or restricted shares units, stock appreciation rights or long-term incentive plan payouts to the Named Executive Officers during the fiscal years indicated.

(2)

The value of perquisites and other personal benefits, securities and property for the Named Executive Officers that do not exceed the lesser of $50,000, or 10% of the total of the annual salary and bonus, are not reported herein.

(3)	Mr. Bajic was appointed President and Chief Executive Officer of the Company on March 20, 2006.

(4)	Mr. Bajic was appointed Chief Financial Officer of the Company on August 22, 2006.

(5)	Mr. Bachman was appointed President and Chief Executive Officer and a director of the Company from May 7, 2004 to January 24, 2006.

(6)	Minera Teles Pires Inc., a company controlled by Mr. Bachman, received $95,346 from the Company during the fiscal year ended December 31, 2005.

(7)

Stock options to purchase Shares awarded to former directors and officers of the Company at the exercise price of $0.02 per Share which stock options are exercisable until May 7, 2009. The stock options were issued on May 7, 2004.

(8)	Michael Sweatman was appointed the Chief Financial Officer and Director of the Company on May 7, 2004 to August 14, 2006.

(9)	MDS Management Ltd., a company controlled by Mr. Sweatman, received $21,725 from the Company during the fiscal year ended December 31, 2005.

(10)	Mr. Burnett was the President and Chief Executive Officer of the Company from June 2000 to May 7, 2004. He was the Vice President, Corporate Affairs and Secretary from May 7, 2004 to March 16, 2006.

(11)	Carob Management Ltd., a company controlled by Mr. Burnett, received $29,074 from the Company during the fiscal year ended December 31, 2005.

(12) LF Ventures Inc., a company controlled by Mr. Bajic, received $40,777 from the Company during the fiscal year ended December 31, 2006.

There were no Named Executive Officers serving as executive officers at the end of the most recently completed financial year or executive officers who served during the financial year whose salaries exceeded $150,000 per year.

Long-Term Incentive Plans

There were no long-term incentive plans in place for any of the Named Executive Officers of the Company during the most recently completed financial year, and as such, no long-term incentive plan awards were granted to any of the Named Executive Officers.

Options and Stock Appreciation Rights

Particulars with respect to Options/SARS granted to Named Executive Officer’s during the Company’s most recently completed financial year are as follows:

Name	Securities Under Options/SARs Granted (#)	Percent of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Steve Bajic	500,000(1)	41.67%	$0.35	$0.32	October 18, 2011
Martin Bajic	200,000(1)	16.67%	$0.35	$0.32	October 18, 2011
Ramon Farias	100,000(1)	8.3%	$0.35	$0.32	October 18, 2011
(1)	These options were granted on October 18, 2006

Aggregated Option/SAR Exercises and Financial Year-End Option/SAR Values

No Options/SARS were exercised by Named Executive Officer’s during the Company’s most recently completed financial year and year.

Option and SAR Repricings

No Options/SARS granted to Named Executive Officer’s were repriced during the Company’s most recently completed financial year.

Defined Benefit or Actuarial Plan Disclosure

We do not provide retirement benefits for directors and executive officers. No funds were set aside or accrued by the Company during the fiscal year ended December 31, 2006 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us or our subsidiaries.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts or compensatory plans or arrangements between the Company and any of the Named Executive Officers.

The Company has no plan or arrangement whereby any of the Named Executive Officers may be compensated in an amount exceeding $100,000 in the event of the Named Executive Officer’s resignation, retirement or other termination of employment, or in the event of a change of control of the Company or a change in the Named Executive Officer’s responsibilities following such a change of control.

Compensation Committee

The Company currently does not operate with a compensation committee. The Company’s entire Board of Directors conducts an annual review in regards to the compensation of the CEO, CFO and the Named Executive Officers. To make its recommendations on such compensation, the Board of Directors takes into account the type of compensation and the amounts paid to such officers of comparable publicly traded Canadian companies.

Compensation Of Directors

No compensation was paid to any director of the Company for services rendered as a director during the Company’s most recently completed financial year.

During the Company’s most recently completed financial year, there were no standard compensation arrangements, or other arrangements in addition to or in lieu of standard arrangements, under which the directors of the Company were compensated for services in their capacity as directors (including any additional amounts payable for committee participation or special assignments), or for services as consultants or experts.

Particulars with respect to Options/SARS granted to Company directors during the Company’s most recently completed financial year are as follows:

Name	Securities Under Options/SARs Granted (#)	Percent of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Steve Bajic	500,000(1)	41.67%	$0.35	$0.32	October 18, 2011
Giovanni Lopez	100,000(1)	8.3%	$0.35	$0.32	October 18, 2011
(1)	These options were granted on October 18, 2006

SECURITIES AUTHORIZED FOR ISSUANCE UNDER

EQUITY COMPENSATION PLANS

The following table sets forth, as of the end of the Company’s most recently completed financial year, the number of securities to be issued upon exercise of outstanding stock options, the weighted-average exercise price and the number of securities remaining to be issued under equity compensation plans approved and not approved by the Shareholders.

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	N/A	N/A	N/A
Equity compensation plans not approved by securityholders	3,000,000(1)	$0.35	1,800,000(1)
Total	3,000,000(1)		1,800,000(1)

(1)	On August 16, 2006 the Company terminated the 2004 Stock Option Plan and adopted the 2006 Stock Option Plan reserving a maximum of 3,000,000 shares of the Company.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers or employees of the Company is or has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed financial year of the Company and no indebtedness remains outstanding as at the date of this Information Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no: (a) director or executive officer of the Company; (b) person or company who beneficially owns, directly or indirectly, Shares or who exercises control or direction of Shares, or a combination of both carrying more than ten percent of the voting rights attached to the Shares outstanding (an “Insider”); (c) director or executive officer of an Insider; or (d) associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, except with an interest arising from the ownership of Shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of Shares.

At December 31, 2006, the Company owed $0 to a director or companies with a common director.

The Company incurred consulting fees with a director or companies with a common director of $132,655 during the year ended December 31, 2006 and $21,717 during the three months ended March 31, 2007.

Ramon Farias, a director of the Company, is the optionor of the mineral properties at Huicicila (Miravalles) in Nayarit State Mexico. We currently hold an option to obtain a 100% interest in the properties pursuant to a binding letter of intent that was entered into between Mr. Farias and the Company.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Manning Elliot LLP, Chartered Accountants, of Vancouver, British Columbia, as auditor of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the Board of Directors of the Company.

Bedford Curry & Co, Chartered Accountants, the auditors of the Company prior to the merger of Bedford Curry & Co, Chartered Accountants, and Manning Elliot LLP, Chartered Accountants, were first appointed auditor of the Company on April 20, 2004.

AUDIT COMMITTEE DISCLOSURE

Multilateral Instrument 52-110 of the Canadian Securities Administrations (“MI 52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular, certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor. The Audit Committee acted by consent resolution four times during the year ended December 31, 2006.

Audit Committee Charter

The following Audit Committee Charter was adopted by the Company’s Audit Committee and the Board:

Mandate

The primary function of the audit committee (the “Committee”) is to assist the Company’s Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

•	serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements;
•	review and appraise the performance of the Company’s external auditors; and
•	provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of a minimum of three directors as determined by the Board of Directors. If the Company ceases to be a “venture issuer” (as that term is defined in MI 52-110), then all of the members of the Committee shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

If the Company ceases to be a “venture issuer” (as that term is defined in MI 52-110), then all members of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company’s Audit Committee Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

1.	Documents/Reports Review
(a)	review and update this Audit Committee Charter annually; and
(b)

review the Company’s financial statements, MD&A and any annual and interim earnings press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

2.	External Auditors
(a)

review annually, the performance of the external auditors who shall be ultimately accountable to the Company’s Board of Directors and the Committee as representatives of the shareholders of the Company;

(b)	obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1;
(c)	review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors;
(d)

take, or recommend that the Company’s full Board of Directors take appropriate action to oversee the independence of the external auditors, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(e)	recommend to the Company’s Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval;
(f)	recommend to the Company’s Board of Directors the compensation to be paid to the external auditors;
(g)

at each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements;

(h)	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company;
(i)	review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements; and
(j)

review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

(i)

the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided,

(ii)	such services were not recognized by the Company at the time of the engagement to be non-audit services, and
(iii)

such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

3.	Financial Reporting Processes
(a)	in consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external;
(b)	consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting;
(c)	consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management;
(d)	review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments;
(e)

following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

(f)	review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements;
(g)	review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented;
(h)	review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters;
(i)	review the certification process;
(j)	establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and
(k)	establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
4.	Other
(a)	review any related-party transactions;
(b)	engage independent counsel and other advisors as it determines necessary to carry out its duties; and
(c)	to set and pay compensation for any independent counsel and other advisors employed by the Committee.

Composition of the Audit Committee

As of the date of this Information Circular, the following are the members of the Audit Committee:

Steve Bajic	Not independent	Financially literate
Giovanni Lopez	Independent	Financially literate
Ramon Farias	Independent	Financially literate

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Company’s Board of Directors.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110 in whole or in part.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading “External Auditors”.

External Auditor Service Fees (By Category)

In the following table, “audit fees” billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, advice and planning. “All other fees” are fees billed by the auditor for products & services not included in the foregoing categories.

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2006	$47,530	Nil	Nil	Nil
December 31, 2005	$15,500	$11,000	Nil	Nil

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

MANAGEMENT CONTRACTS

Except for Steve Bajic, who acts as President and Chief Executive Officer of the Company through LF Ventures Inc., there are no management functions of the Company or a subsidiary thereof, which are to any substantial degree performed by a person other than the directors or senior officers of the Company or a subsidiary thereof. LF Ventures Inc. is wholly-owned by Mr. Bajic and receives US $6,000 per month in compensation for such services.

CORPORATE GOVERNANCE

Pursuant to National Policy 58-101 Disclosure of Corporate Governance Practices, the Company is required to and hereby discloses its corporate governance practices as follows:

Board of Directors

The Board of Directors of the Company facilitates its exercise of independent supervision over the

Company’s management through frequent meetings of the Board. During the fiscal year ended December 31, 2006, the Board of Directors acted by consent resolution on nine occasions.

Mr. Farias and Mr. Lopez are “independent” in that they are independent and free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with the respective director’s ability to act with the best interests of the Company, other than the interests and relationships arising from shareholders. As Mr. Bajic is the President and Chief Executive Officer of the Company he is not considered independent.

Directorships

In addition to being a director of the Company, Mr. Bajic is currently a director of Navasota Ltd., a company listed on the TSX Venture Exchange and Providence Capital Corp. and capital pool company listed on the TSX Venture Exchange.

Other than the Company, Mr. Lopez and Mr. Farias are not currently directors of any publicly traded companies.

Mr. Roman is not currently a director of any publicly traded companies.

Orientation and Continuing Education

The Board of Directors of the Company briefs all new directors with respect to the policies of the Board of Directors and other relevant corporate and business information. The Board does not provide any continuing education.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board of Directors is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual meeting of shareholders.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the required time, show support for the Company’s mission and strategic objectives, and a willingness to serve.

Compensation

The Board of Directors conducts reviews with regard to the compensation of the directors and the CEO once a year. To make its recommendations on such compensation, the Board of Directors takes into account the types of compensation and the amounts paid to directors and officers of comparable publicly traded Canadian companies.

Other Board Committees

The Board of Directors has no other committees other than the Audit Committee.

Assessments

The Board of Directors regularly monitors the adequacy of information given to directors, communications between the Board and management and the strategic direction and processes of the Board and its committees.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Ratification of 2006 Stock Option Plan

The board of directors seeks Shareholder ratification of a stock option plan dated August 10, 2006 (the "2006 Plan"), substantially in the form attached as Schedule "A" hereto.

The purpose of the 2006 Plan is to retain the services of valued key employees and consultants of the Company and such other persons as the plan administrator shall select, who are resident in the United States, and to encourage such persons to acquire a greater proprietary interest in the Company, thereby strengthening their incentive to achieve the objectives of the shareholders of the Company, and to serve as an aid and inducement in the hiring of new employees and to provide an equity incentive to consultants and other persons selected by the plan administrator.

The material terms of the 2006 Plan are as follows:

Number of Shares Reserved

The number of Common Shares reserved for issuance under the 2006 Plan is 3,000,000.

Administration

The 2006 Plan is to be administered by the board of directors of the Company, except that the board of directors may, in its discretion, establish a committee composed of two or more members of the board or two or more other persons to administer the 2006 Plan.

Eligible Persons

Incentive Stock Options (options which qualify under Section 422 of the Internal Revenue Code of 1986 (US) (the "Code")) may be granted to any individual who, at the time the option is granted, is resident in the United States and who is an employee of the Company or any Related Corporation (defined as any corporation (other than the Company) that is a "Parent Corporation" of the Company or "Subsidiary Corporation" of the Company, as those terms are defined in Sections 424(e) and 424(f), respectively, of the Code).

Non-Qualified Stock Options (options that do not qualify under Section 422 of the Code) may be granted to employees and to such other persons who are not employees as the plan administrator shall select, subject to any applicable laws.

Options may be granted in substitution for outstanding options of another corporation in connection with the merger, consolidation, acquisition of property or stock or other reorganization between such other corporation and the Company or any subsidiary of the Company. Options also may be granted in exchange for outstanding options.

Board Discretion

The 2006 Plan provides that, generally, the number of shares subject to each option, the exercise price, the expiry time, the extent to which such option is exercisable and other terms and conditions relating to such options will be determined by the board of directors of the Company or any committee to which such authority is delegated by the board from time to time.

Maximum Term of Options

Options granted under the 2006 Plan will be for a term not exceeding five years from the date of grant.

No Assignment

The options may not be assigned or transferred.

Exercise Price

The exercise price of the options will be determined by the plan administrator in compliance with applicable laws, including the rules of an applicable stock exchange or national market system.

Termination of Plan

The 2006 Plan will terminate when all of the options, available for grant thereunder, have been granted or when the 2006 Plan is otherwise terminated by the Company. Any options outstanding when the 2006 Plan is terminated will remain in effect until they are exercised or expire.

Pursuant to provisions of the articles of the Company, the board of directors has adopted the 2006 Plan and the transactions contemplated thereby.

The Shareholders will be asked to approve the following resolutions which ratify the 2006 Plan and which ratify and approve the actions of the directions in respect thereof:

"BE IT RESOLVED THAT:

1.	The Company's stock option plan dated August 10, 2006 (the "2006 Plan") be, and is hereby, ratified;
2.

The board of directors be authorized to grant options under and subject to the terms and conditions of the 2006 Plan which may be exercised to purchase up to 3,000,000 common shares in the capital of the Company from time to time;

3.

All previous actions by the directors and officers of the Company in connection with the 2006 Plan, including, but not limited to, any options issued by the directors prior to the ratification of the 2006 Plan by the Shareholders, be, and are hereby, confirmed, ratified and approved; and

4.

The directors and officers of the Company be authorized to directed to perform such acts and deeds and things and to execute all such documents, agreements and other writings as may be required to give effect to the true intent of the above resolutions."

The ratification of the 2006 Plan is not required to be submitted to a vote of Shareholders. Nevertheless, the board of directors has decided to submit it to the Shareholders to demonstrate the board’s commitment to transparency in the corporate decision making process. If the 2006 Plan is not ratified by the Shareholders, the board of directors will not take any action to terminate the 2006 Plan, as it has already been approved and adopted by the board and options issued pursuant thereto.

Share Consolidation

The Board of Directors of the Company have determined that it is in the best interests of the Company to, at the discretion of the Board of Directors, consolidate the existing authorized and issued Common Shares of the Company on the basis of one (1) post-consolidated Common Share for each thirty-five (35) pre-consolidated Common Shares, or such other number of pre-consolidated Common Shares as the Board of Directors may determine appropriate and the regulatory bodies having jurisdiction may accept. The total authorized number of shares of the Company is currently an unlimited number of Common Shares, without par value, and an unlimited number of preferred shares, without par value, of which 36,041,256 Common Shares are outstanding and no preferred shares are outstanding. Any fractional shares arising as a result of consolidation will be adjusted to the next whole share. In order to effect the consolidation, the following special resolution must be passed by a majority of not less than three-quarters of the votes cast by Shareholders present in person or by proxy at the Meeting:

“RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

All of the unlimited common shares, without par value, and unlimited preferred shares, without par value, of which 36,041,256 common shares are issued and no preference shares are issued, be consolidated such that every thirty-five (35) common shares prior to such consolidation are consolidated into one (1) common share after such consolidation resulting in 1,029,750 common shares and no preference shares will be issued and outstanding after such consolidation;

2.	Any fractional shares arising as a result of the consolidation will be adjusted to the next whole share;

3.

The directors and officers of the Company be and are hereby authorized to take such steps as may be necessary or advisable to give effect to the consolidation, including the filing of a Special Resolution altering the Articles of the Company with the Registrar of Companies under the Business Corporations Act (Ontario);

4.	The directors of the Company be and are hereby authorized to amend the Company’s Articles accordingly;
5.

The directors of the Company be and are hereby authorized, empowered and directed to take any and all such actions as in their discretion they deem necessary or expedient to effectuate the purposes of the foregoing resolutions; and

6.	The directors of the Company be authorized to implement, in its discretion, any of these resolutions or delay or abandon all or any of the actions contemplated by the foregoing resolutions."

Other Matters

The management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Form of Proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the SEDAR website at www.sedar.com. Financial information relating of Pan American Gold Corporation is provided in the Company’s comparative audited financial statements for the financial year ended December 31, 2006. Shareholders may contact the Company to request copies of financial statements at the following address: Suite 501 – 1540 West 2nd Avenue, Vancouver, British Columbia V6J 1H2.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each Shareholder of the Company entitled thereto and to the appropriate regulatory agencies, has been authorized by the board of the Company.

Dated at Vancouver, British Columbia 30th day of May, 2007.

ON BEHALF OF THE BOARD

PAN AMERICAN GOLD CORP.

“Steve Bajic”

Steve Bajic

President and Chief Executive Officer

Proxy

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

PAN AMERICAN GOLD CORPORATION

TO BE HELD AT THE OFFICES OF CLARK WILSON LLP, 8TH FLOOR – 885 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA ON WEDNESDAY, JUNE 27, 2007, AT 11:00 AM (VANCOUVER TIME)

The undersigned member (“Registered Shareholder”) of the Company hereby appoints, Steve Bajic, the President, Chief Executive Officer and a director of the Company, or failing this person, Martin Bajic, a director of the Company, or in the place of the foregoing,__________________ (print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ____________________________________

DATE SIGNED: ___________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of Manning Elliot LLP, Chartered Accountants, as auditors of the Company		N/A
2. To authorize the Directors to fix the Auditors’ remuneration			N/A
3. To set the number of Directors at three (3)			N/A
4. To elect as Director, Steve Bajic		N/A
5. To elect as Director, Giovanni Lopez		N/A
6. To elect as Director, Denny Roman		N/A
7. To ratify the Company’s 2006 Stock Option Plan as described in the Information Circular			N/A
8. To approve a special resolution to consolidate the Company’s shares on a thirty-five (35) for one basis			N/A
9. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the Management of the Company.
2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the holder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the holder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the holder, by Pacific Corporate Trust Company.

4.	A holder who wishes to attend the Meeting and vote on the resolutions in person may simply register with the scrutineers before the Meeting begins.
5.	A holder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)      appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a holder with respect to a resolution set out in the Instrument of Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and, if applicable, for the nominees of management for directors and auditors as identified in this Instrument of Proxy; OR

(b)      appoint another proxyholder, who need not be a holder of the Company, to vote according to the holder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the holder on any ballot of a resolution that may be called for and, if the holder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. If a holder has submitted an Instrument of Proxy, the holder may still attend the Meeting and may vote in person. To do so, the holder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

7.

Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting, as the proxyholder in its sole discretion sees fit.

8.	To be represented at the Meeting, proxies must be submitted no later than forty-eight (“48”) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.

VOTING METHODS

INTERNET VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete internet voting at http://webvote.pctc.com. To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.

TELEPHONE VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete telephone voting at 1-888-Tel-Vote (1-888-835-8683). Please have this proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.

RETURN YOUR PROXY BY MAIL OR FAX to PACIFIC CORPORATE TRUST COMPANY

510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9. Fax number 604-689-8144.OUR PROXY BY

Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. Do not mail the printed proxy or VIF if you have voted by the internet or telephone.

PAN AMERICAN GOLD CORPORATION

SUPPLEMENTAL MAILING LIST FORM

National Instrument 51-102 Continuous Disclosure Obligations mandates that Pan American Gold Corporation (the “Company”) send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company’s annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the “Statements”), in accordance with the procedures set out in National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer. If you wish to receive either or both of the Statements, you must complete this form and forward it to the Company’s transfer agent at the following address:

PACIFIC CORPORATE TRUST COMPANY

Suite 200 - 510 Burrard Street

Vancouver, BC V6C 3B9

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements (registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker, or bank’s name).

*******

If you wish to receive financial statements of the Company, please complete below and return.

(Please PRINT your name and address)
Interim Financial Statements and MD&A
Annual Financial Statements and MD&A

(First Name and Surname)

(Number and Street) (Apartment/Suite)

(City, Province/State)

(Postal Code)

(Email Address)
Signed:
(Signature of Shareholder)
Dated:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Gold Corporation

/s/ Steve Bajic

Steve Bajic,

President and Director

Date: June 6, 2007